UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            Crown Energy Corporation
                                (Name of Issuer)

                    Common Shares, per value, $.02 per share
                         (Title of Class of Securities)

                                    228341301
                                 (CUSIP Number)

                             215 South State Street
                                    Suite 650
                           Salt Lake City, Utah 84111
                            United States of America
                                Attn: Jay Mealey
                               Tel: (801) 537-5610
     ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 1, 2001
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                                   ----------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  228341301                                                13D
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  1.       Names of Reporting Persons.   Manhattan Goose, L.L.C.
           I.R.S. Identification No. of above persons (entities only).

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  2.       Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     [x]
            (b)     [ ]
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  3.        SEC Use Only

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  4.        Source of Funds     WC

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  5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

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  6.        Citizenship or Place of Organization:
            United States of America, State of Utah

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power    .................4,602,069
Shares
Beneficially      --------------------------------------------------------------
Owned by          8.       Shared Voting Power    .......................0
Each Reporting
Person            --------------------------------------------------------------
With              9.       Sole Dispositive Power    ............4,602,069

                  --------------------------------------------------------------
                  10.      Shared Dispositive Power   ...................0
--------------------------------------------------------------------------------

 11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                               7,801,5821

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 12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          [ ]
--------------------------------------------------------------------------------
 13.        Percent of Class Represented by Amount in Row (11)
                      41.6%
--------------------------------------------------------------------------------

--------
1 Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Shares reported in Item 11 includes the beneficial ownership of the Common Shares referred to in Item 5 of this Statement. Manhattan Goose, L.L.C. disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Shares reported in Item 11 above which are not also reported in Item 7. See Item 5 of this Statement.

Item 1.  Security and Issuer.

                  This Schedule 13D Statement (this "Statement") is filed by Manhattan Goose, L.L.C., a Utah limited liability company ("Manhattan Goose") with respect to the Common Stock, per value $.02 per share (the "Common Shares"), of Crown Energy Corporation, 215 South State Street, Suite 650, Salt Lake City, Utah 84111, a Utah Corporation (the "Issuer").

Item 2.  Identity and Background.

                  The following information relates to Manhattan Goose, for which this Statement is being filed. Information relating to the members of Manhattan Goose is also provided herein. The information contained in Item 4 and Item 5 of this Statement with respect to the acquisition described herein is incorporated by reference.

                  a. Manhattan Goose, L.L.C., a Utah limited liability company:

                           1)       Principal Business - investment in
                                    securities

                           2) Principal Place of Business - 2551 East Brentwood, Salt Lake City, Utah 84121

                  b.       Members of Manhattan Goose.

                                                                       (d)(e)2                              Percentage of
(a)(b)                                           (c)               Criminal or Civil          (f)            Ownership in
Name/Address                                 Occupation               Proceedings         Citizenship      Manhattan Goose
------------                                 ----------               -----------         -----------      ---------------
Jeff Fishman                         Consultant                           No             United States           10%
2551 East Brentwood
Salt Lake City, UT  84121

------------------------------------
Andrew W. Buffmire                   Vice President - Business            No             United States          32.5%
2030 St. Andrews Drive               Development
Berwyn, PA  19312                    Ubiquitel, Inc.,
                                     Director of Issuer

------------------------------------
Alexander L. Searl                   Chief Financial Officer              No             United States           25%
1000 N. East Capitol Blvd.           Pharmadigm, Inc.
Salt Lake City, UT  84107

------------------------------------
Jay Mealey                           Chief Executive Officer,             No             United States          32.5%
4645 Hunters Ridge Circle            President and Director of
Salt Lake City, UT  84124            Issuer
------------------------------------

----------------
2 Includes only proceedings in the last five years and only civil proceedings resulting in an injunction regarding securities laws and excludes traffic violations or similar misdemeanors.

Item 3. Source and Amount of Funds or Other Consideration.

         The Common Shares and other interests described below were acquired pursuant to a Securities Purchase Agreement by and between Enron North America Corp. ("Enron") and Manhattan Goose (the "Purchase Agreement") dated November 1, 2001 for a purchase price (the "Purchase Price") of $263,000. Each of the members of Manhattan Goose used his personal funds to contribute his pro rata portion of the Purchase Price to Manhattan Goose to effect the purchase. The information contained in
         Item 4 and Item 5 of this Statement with respect to the acquisitions described herein is incorporated by reference.

Item 4.  Purpose of Transaction.

         The Common Shares consist of 4,285,000 shares of the Issuer's common stock which can be obtained upon the conversion of 500,000 shares of the Issuer's $10 Series A Cumulative Convertible Preferred Stock, $.005 per value per share (the "Preferred Stock") and 317,069 Common Shares previously issued to Sundance Partners, L.P., Enron's predecessor, as a dividend on the Preferred Stock. Enron Capital & Trade Resources Corp. ("ECT"), Enron's predecessor, obtained the Preferred Stock and certain warrants (the "Warrants") to purchase shares of the common stock pursuant to a Stock Purchase Agreement dated September 25, 1997 (the "Stock Purchase Agreement") by and between ECT and the Issuer.

         Manhattan Goose, as an entity, purchased the Preferred Stock, Common Shares, Warrants and rights under the Stock Purchase Agreement (collectively the "Preferred Interests") for the purpose of making a financial investment within the Issuer. The purpose of the acquisition by the respective members of Manhattan Goose is described below. As current officers and/or directors of the Issuer, Messrs. Mealey and Buffmire participated in the transaction in order to (i) insure that partial ownership of the Preferred Interests remained with persons involved with the Issuer, (ii) to increase the amount of their equity stake in the Issuer, and (iii) as a financial investment in the Issuer. Messrs. Fishman and Searl participated within Manhattan Goose's purchase of the Preferred Interests for the purpose of making a financial investment in the Issuer.

         Manhattan Goose's purchase of the Common Shares will not, in and of itself, result in a change in control of the Issuer since Messrs. Mealey and Buffmire are currently officers and/or directors of the Issuer.. Neither Manhattan Goose, nor to its best knowledge, any of the other members of Manhattan Goose has any plan or proposal that would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

         The information contained in Item 2 and Item 4 of this Statement with respect to information regarding Manhattan Goose and its acquisition of the Preferred Interests is hereby incorporated by reference.

         As a result of its acquisition of the Preferred Interests from Enron, Manhattan Goose has obtained the 4,285,000 Common Shares which may be received upon the conversion of the Preferred Stock and 317,069 outstanding Common Shares previously issued to Sundance Partners, L.P., predecessor to Enron, as a dividend on the Preferred Stock. Manhattan Goose also obtained the Warrants to purchase Common Shares which are not exercisable at this time. The Common Shares are owned by Manhattan Goose and none of the members of Manhattan Goose has any right to vote or dispose of the Common Shares individually. There are also no agreements among the members of Manhattan Goose as to how the Common Shares are to be voted. The Operating Agreement for Manhattan Goose provides that decisions for the entity, including the sale of the Common Shares, may be only taken upon the vote of 51% of its outstanding percentage interests.

         As a result of the acquisition described herein, the Common Shares which each member of Manhattan Goose beneficially owns is set forth below. As of November 5, 2001, there were 13,635,581 Common Shares issued and outstanding.

                                                              Percentage of
                                        Common Shares(1)    Total Outstanding
                                        -------------       -----------------

              Jeff Fishman                 4,675,069            26.1%

              Alexander L. Searl(2)        4,752,069            26.3%

              Andrew W. Buffmire(3)        4,790,952            26.7%

              Jay Mealey(4)                7,389,768            39.9%

              Total(5)                     7,801,582            41.6%

                  (1) Includes 4,285,000 Common Shares which may be received upon the conversion of the Preferred Stock and 317,069 outstanding Common Shares.

                  (2) Also includes 150,000 options which may be exercised within 60 days.

                  (3) Also includes 103,814 Common Shares owned directly by Mr. Buffmire and 85,000 options which may be exercised within 60 days.

                  (4) Also includes 2,077,699 Common Shares owned directly by Mr. Mealey, 600,000 Common Shares underlying options which may be exercised within 60 days and 110,000 Common Shares gifted by Mr. Mealey to Glenn Mealey as custodian for Mr. Mealey's children. Mr. Mealey disclaims beneficial ownership of the shares held by Glenn Mealey. Furthermore, the options which are included within this calculation may not be exercised unless specified tracking prices are realized for the Issuer's Common Shares. As of the date hereof, such trading prices have not been met and there is no assurance that they will ever be met during the terms of the options.

                  (5) Includes the 4,285,000 Common Shares underlying the Preferred Stock and options to purchase 835,000 Common Shares which may be exercised within 60 days as well as the outstanding Common Shares noted above.

         Manhattan Goose does not intend to acquire additional Common Shares. However, each member of Manhattan Goose reserves the right to purchase additional Common Shares of the Issuer at any time in private or market transactions depending on market conditions and such person's evaluation of the Issuer's business and financial condition. Except as expressly set forth above, each member of Manhattan Goose retains the sole and absolute power to vote and dispose of any Common Shares described above which are beneficially owned by such member and which are not owned by Manhattan Goose. Accordingly, each member of Manhattan Goose disclaims beneficial ownership of the Common Shares owned individually by the other members of Manhattan Goose and the filing of this Statement should not be construed as an admission by any single member of Manhattan Goose that he is the beneficial owner of the Common Shares owned by the other members of Manhattan Goose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information contained elsewhere within this Statement is incorporated herein by references.

         Any voting or disposition of the Common Shares acquired by Manhattan Goose shall be governed by the Operating Agreement of Manhattan Goose which is described above.

         Through its ownership of the Preferred Stock, Manhattan Goose shall, subject to compliance with applicable laws, have the right to appoint 20% of the Issuer's Board of Directors at its discretion in addition to appointing a representative who may attend and be heard at all meetings of the Issuer's Board of Directors.

         Pursuant to the Preferred Stock's Certificate of Rights and Designations, the Issuer is required to redeem 25%, 25% and 50% of the Preferred Stock at Manhattan Goose's option on the eighth, ninth, and tenth anniversary of the issue of the Preferred Stock, and will establish sinking funds for this purpose. Subject to Manhattan Goose's right of conversion, the Issuer may redeem the Preferred Stock at any time for accrued and unpaid dividends plus a percentage of stated value as set forth in the Preferred Stock's Certificate of Rights and Designations.

         The Stock Purchase Agreement provides a right of first refusal for the Issuer in the event that Manhattan Goose sells any of its Preferred Stock or Common Shares issued upon conversion of Preferred Stock.

         The Stock Purchase Agreement contains demand registration provisions, obligating the Issuer to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by or issuable to Manhattan Goose in connection with the transaction contemplated by the Stock Purchase Agreement. The Stock Purchase Agreement also contains certain piggy-back registration rights with respect to such shares.

         Pursuant to the Preferred Stock's Certificate of Rights and Designations, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take or fail to take certain action with respect to the Crown Asphalt Ridge project (as defined in the Stock Purchase Agreement). Additionally, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take the following actions, including, but not limited to, (i) alter the rights, preferences or privileges of the Preferred Stock;
         (ii) authorize or issue any security having liquidation preferences or redemption, voting or dividend rights senior to or on a parity with the Preferred Stock; (iii) increase the number of shares of Preferred Stock which the Issuer shall have the authority to issue; (iv) reclassify any of the Issuer's or any subsidiary's securities; (v) acquire any material business by merger, consolidation, stock or equity purchase, asset acquisition or otherwise (other than businesses within the Issuer's or any subsidiary's existing business lines with an aggregate purchase price of less than $5,000,000 (including assumption of debt));
         (vi) merge, consolidate, sell or dispose of all or substantially all of the Issuer's or any subsidiary's assets or property, other than as provided in the Certificate of Rights and Designations; (vii) otherwise engage in a change in control event or fundamental corporate transaction; (viii) pay dividends, redeem stock or make any other restricted payments, or permit any subsidiary to pay dividends, redeem stock or make any other restricted payments, to the holders of the Issuer's or such subsidiary's outstanding equity securities (other than with respect to Preferred Stock pursuant to the terms of the Issuer's Articles of Incorporation); (ix) amend the Issuer's or any subsidiary's

         Articles of Incorporation, by-laws or other charter documents, or any stock option or other stock compensation plan, to the extent that such an amendment affects the legal or economic rights of the Preferred Stock; (x) allow any subsidiary of the Issuer to issue securities to an entity or person other than the Issuer or a wholly-owned direct or indirect subsidiary of the Issuer; (xi) make any changes in the employment status of the person holding the position of president of the Corporation; (xii) directly or indirectly make any guarantees or otherwise become liable in any way with respect to the obligations or liabilities of any person or entity, or permit any subsidiary to do the same, except in the ordinary course of business; (xiii) mortgage, pledge or create a security interest in, or permit any subsidiary to mortgage, pledge or create a security interest in, all or any material proportion of the Issuer's or such subsidiary's assets; (xiv) incur, create or assume, or permit any subsidiary to incur, create or assume any indebtedness for borrowed money in excess of $2,500,000 (not including any capitalized leases or other financing arrangements with respect to certain leased equipment) (as defined in the Operating Agreement); (xv) change the Issuer's principal business, enter into new lines of business or exit the current line of business, or permit any subsidiary to do the same (the Issuer's current line of business is asphalt manufacturing, production, refining, blending, modifying, storing, transporting, marketing, and any other activities relating to the asphalt industry); (xvi) enter into, materially amend or terminate, or make any material waiver pursuant to or materially breach, any material contract; (xvii) increase or decrease the size of the Board of Directors of the Issuer; (xviii) voluntarily liquidate, dissolve or wind-up the Issuer or any subsidiary; (xix) allow the commencement of an involuntary case or other proceeding against the Issuer or any subsidiary seeking liquidation, reorganization or other relief with respect to its debts under any applicable federal or state bankruptcy, insolvency, reorganization or similar law now or hereafter in effect or seeking the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator, or similar official of it or any substantial part of its property, which involuntary case or other proceeding shall remain undismissed and unstayed, or allow an order or decree approving or ordering any of the foregoing to be entered and continued unstayed and in effect, for a period of ninety days; (xx) commence a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent or consent to the entry of a decree or order for relief in respect of the Issuer or any subsidiary in an involuntary case or proceeding under any applicable, federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against any of them, or file a petition or answer or consent seeking reorganization or relief under any applicable, federal or state law, or consent to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Issuer or any subsidiary or any substantial part of its property or making assignment for the benefit of creditors, or admit in writing an inability to pay their debts generally as they become due, or take any action in furtherance of any such action; and (xxi) consent to the sale, lease or other disposition of all or substantially all of the assets of certain subsidiaries.

         Contemporaneous with the Stock Purchase Agreement, ECT entered into a Right of Co-Sale Agreement (the "Co-Sale Agreement") with Jay Mealey, a shareholder of the Issuer (the "Shareholder"). This Co-Sale Agreement has now been terminated.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1. Securities Purchase Agreement dated November 1, 2001 by and between Manhattan Goose, L.L.C. and Enron North America Corporation.

         Exhibit 2. Certificate of Rights and Designations of the Preferred Stock, as filed by and approved by the Utah Secretary of State on September 30, 1997.*

         Exhibit 3. Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.*

*Incorporated by reference to Schedule 13-D Filed by ECT on October 10, 1997


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 12, 2001                    Manhattan Goose, L.L.C.,
                                              a Utah limited liability company


                                                /s/ Jeff Fishman
                                              ---------------------------------
                                              Jeff Fishman, Operating Member